August 17, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 2 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter is being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 12, 2009 (the “Comment Letter”).

The discussion below has been limited to responding to Comments 5 and 7 of the Comment Letter. These comments address the appropriate accounting treatment for the transaction between the Company and AmREIT and, specifically, whether that transaction should be treated as a business combination pursuant to the guidance in FASB ASC 805, Business Combinations, (SFAS 141R), or as an asset acquisition. We are also delivering four (4) courtesy copies of this letter to your office.

5.

We considered your response to comment 14. However we note that REITPlus holds an equity investment in Shadow Creek, which owns an operating property, and has an advisory agreement in place to manage operations. Therefore it appears that REITPlus has inputs and processes in place capable of creating outputs in the form of a return to its shareholders as discussed in paragraph A4 of SFAS 141R. The distributions made by REITPlus to its shareholders during 2008 further reflect its ability to provide a return to its shareholders. Please expand your analysis to address how you determined REITPlus does not meet the definition of a business given these factors and those addressed in paragraphs A4-A9 in SFAS 141R.

The following is a summarized organization chart to illustrate the relationship between REITPlus, AmREIT and Shadow Creek Ranch before the merger of REITPlus and AmREIT.

As illustrated in the above chart, REITPlus has an indirect equity method investment in AmREIT Shadow Creek Acquisition LLC which, in turn, has an equity method investment in Shadow Creek Holding Co LLC which, ultimately, owns Shadow Creek Ranch, an operating commercial real estate property. Also, in consideration of the Staff’s comment, we would like to clarify that REITPlus does not provide property management services. AmREIT’s wholly-owned subsidiary, AmREIT Realty Investment Corporation, provides property management services to Shadow Creek Ranch.

We have not determined whether AmREIT Shadow Creek Acquisition LLC or Shadow Creek Holding Co LLC meets the definition of a business as provided for in FASB ASC 805-10-55-4 through 805-10-55-9. We acknowledge that there are arguments that might be made to support a conclusion that one or both of those entities are businesses for accounting purposes. However, we do not believe that such a determination is a prerequisite to concluding on the appropriate accounting for the legal merger of the Company and AmREIT.

REITPlus has no employees, intellectual property or directly owned long-lived assets. REITPlus’s sole substantive asset is its equity method investment in AmREIT Shadow Creek Acquisition LLC. We believe that this equity method investment is either a financial asset as defined in FASB ASC 860-20-20 or is in-substance real estate as described in FASB ASC 360-20-15. However, whether one concludes that the investment is a financial asset or in-substance real estate, our conclusion would not change.

Support for accounting for an equity method investment as a financial asset can be found in the definition of a “financial asset” in the FASB’s Master Glossary of the Codification and in FASB ASC 825-10-05-3. We do not believe that the substantive acquisition of a single financial asset should be accounted for as the acquisition of a business. Our conclusion is not dependent upon whether the financial asset is acquired directly or acquired indirectly as a result of acquiring an entity that owns that financial asset. We believe that our conclusion is consistent with interpretation 805-10-55-4.B in CCH’s publication, Accounting for Business Combinations, Goodwill and Other Intangible Assets – Interpretations of U.S. and International Accounting Standards. Interpretation 805-10-55-4.B addresses the acquisition of an entity that owns only a portfolio of loans or leases (that is, financial assets) and concludes that while “[i]t should be noted that Topic 805 appears to open the door to the notion that an entity owning just a portfolio of leases could be a business, that conclusion is unlikely based on the historical guidance.” Consistent with that, we are unable to envision a circumstance in which the indirect acquisition of a single financial asset should be accounted for as a business combination.

Alternatively, if one were to conclude that the equity method investment in AmREIT Shadow Creek Acquisition LLC was an in-substance investment in real estate, we do not believe that that would make REITPlus a business. We believe that such an approach would require one to “look through” our investment in AmREIT Shadow Creek Acqusition LLC and its investment in Shadow Creek Holding Co LLC in order to determine whether Shadow Creek Ranch meets the definition of a business. However, we do not believe such an approach is appropriate for three reasons. Firstly, we do not believe that one would ordinarily “look through” an investment in order to make such a determination. For example, we do not believe that an entity that owned 25% of the common stock of International Business Machines Corp., for example, would itself be a business by virtue of IBM being a business. Second, if one believed that, in these facts and circumstances that it was appropriate to “look through,” because, for example, one concluded that the investment is in-substance real estate, it is significant to note that the combined entities (REITPlus and AmREIT) do not obtain control of Shadow Creek Ranch. In other words, we would be accounting for a business combination when we have not obtained control of the entity that one might ultimately conclude meets the definition of a business. Finally, FASB ASC 825-10-15-4 permits entities to elect to report equity method investments, including investments that are in-substance real estate, at fair value. Consistent with FASB AS 825-10-15-5, we do not believe that it is acceptable to subsequently (re)measure a controlled business at fair value.

Consistent with the foregoing, we believe that the evaluation of whether REITPlus meets the definition of a business should be based solely on the activities and assets of REITPlus. As we previously noted, REITPlus has no employees, intellectual property or directly owned long-lived assets. In conducting our evaluation of REITPlus’s activities and assets, we noted that FASB ASC 805-10-55-4 provides that “[a] business consists of inputs and processes . . .” [emphasis added] and that FASB ASC 805-10-55-5 provides that “[t]o be capable of being conducted and managed for purposes defined, an integrated set of activities and assets requires two essential elements – inputs and processes applied to those inputs . . .” [emphasis added] We believe that in order for an acquired set to meet the definition of a business it must have more than one asset and more than one process. We do not believe that REITPlus satisfies the requirements for a plurality of assets and processes. We also note that, with respect to outputs, the distributions made by REITPlus (to which the Staff refers) represent a return of capital rather than a return on capital.

We acknowledge, as provided for in FASB ASC 805-10-55-5, that “a business need not include all of the inputs or processes that the seller used in operating the business . . .” [emphasis added] so long as “market participants are capable of acquiring the business and continuing to produce outputs, for example, by integrating the business with their own inputs and processes.” However, we do not believe that the acquisition of an asset is the acquisition of a business so long as a market participant is capable of using the asset with other inputs and process to produce outputs. If that were true, the acquisition of nearly every asset would be accounted for as the acquisition of a business because nearly every asset is capable of being used by a market participant in the production of outputs.

7.

In your revised disclosures on page A-4 and in your response to comment 14, you indicate that if it were a business combination, AmREIT would be the acquirer for accounting purposes due to other factors in SFAS 141(R) that must be considered when applying the acquisition method. However, since it is an asset acquisition outside of the scope of SFAS 141 (R) per paragraph 2, please clarify your basis for determining an “accounting acquirer” that differs from the entity distributing cash, assets or equity interests in the exchange. In addition, clarify your disclosures to describe how the issuance of REITPlus shares in the transaction for assets held by REITPlus results in an asset acquisition by AmREIT.

As noted in our response to Comment 5, above, we believe that REITPlus is not a business and is, instead, an investment wrapped inside of a legal entity. We do not believe that it would be appropriate to report the transaction as though an asset (either a financial asset or an investment that is in-substance real estate), acquired a business, AmREIT. We do not believe that an asset can be the accounting acquirer in an acquisition. Accordingly, we believe that the most appropriate way to account for the legal exchange of shares that was used to effect the merger of REITPlus and AmREIT, is to reflect AmREIT as the issuer of equity interests to effect the acquisition of an asset, REITPlus.

If one were to conclude that REITPlus were a business as defined by FASB ASC 805-10-55-4 through 805-10-55-9, we believe that it is necessary to consider the guidance in FASB ASC 805-40-5-2 which provides:

As one example of a reverse acquisition, a private operating entity may want to become a public entity but not want to register its equity shares. To become a public entity, the private entity will arrange for a public entity to acquire its equity interests in exchange for the equity interests of the public entity. In this situation, the public entity is the legal acquirer because it issued its equity interests, and the private entity is the legal acquiree because its equity interests were acquired. However, application of the guidance in paragraphs 805-10-55-11 through 55-15 results in identifying:

a. The public entity as the acquiree for accounting purposes (the accounting acquiree)

b. The private entity as the acquirer for accounting purposes (the accounting acquirer).

We believe that after applying the guidance in FASB ASC 805-10-55-11 through 805-10-55-15, as required by FASB ASC 805-10-25-5, it is appropriate to conclude that AmREIT is the accounting acquirer, consistent with FASB ASC 805-40-5-2. Our conclusion is based on the guidance in FASB ASC 805-10-55-12 in that (1) AmREIT shareholders will have approximately 97% of the post-combination voting rights, and (2) the entire senior management team post-combination will be made up of AmREIT personnel (REITPlus has no employees). Additionally, from a relative size standpoint, we note that the estimated fair value of AmREIT’s assets is approximately $400 million versus REITPlus’s assets of approximately $7.0 million.

Please feel free to contact me at 713-860-4924 or Brett Treadwell at 713-860-4956 for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ Chad C. Braun
Chad C. Braun
Chief Financial Officer